Exhibit 19.1

INSIDER TRADING & INFORMATION POLICY

February 25, 2025

Introduction

National Bank Holdings Corporation’s (the “Company”) Board of Directors has adopted this Insider Trading & Information Policy (this “Policy”) for our directors, officers, associates and consultants with respect to the trading of the Company’s securities, as well as the securities of publicly traded companies with whom we have a business relationship.

Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material non-public information about that company.  These laws also prohibit persons who are aware of such material non-public information from disclosing this information to others who may trade on the basis of this information.  Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

It is important that you understand the breadth of activities that constitute illegal insider trading and the severe consequences of such activities.  Both the U.S. Securities and Exchange Commission (“SEC”) and the Financial Industry Regulatory Authority (“FINRA”) investigate and are very effective at detecting insider trading.  The SEC, together with the U.S. Department of Justice, pursue insider trading violations vigorously.  Cases have been successfully prosecuted against trading by employees through foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

This Policy is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s reputation for integrity and ethical conduct, as well as to protect the integrity of the U.S. capital markets.  It is your obligation to understand and comply with this Policy.  Should you have any questions regarding this Policy, please contact the Company’s Legal Department for additional guidance.

Consequences of Noncompliance and Personal Responsibility

Civil and Criminal Penalties.  Pursuant to U.S. federal and state securities laws, you may be subject to significant criminal and civil fines and penalties as well as imprisonment for engaging in transactions in the Company’s securities at a time when you are in possession of material nonpublic information regarding the Company or its subsidiaries. Potential penalties for insider trading violations include (1) imprisonment for up to 20 years, (2) criminal fines of up to $5 million, and (3) civil fines of up to three times the profit gained or loss avoided.

In addition, you may be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom you have disclosed material nonpublic information regarding the Company or its subsidiaries or to whom you have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities.

Controlling Person Liability.  If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, with civil penalties of up to the greater of $1 million and three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million.  The civil penalties can extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.

Personal Responsibility. You should remember that the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you.  Anyone who effects transactions in the Company’s securities or the securities of other companies engaged in business dealings with the Company (or provides information to enable others to do so) on the basis of material non-public information may be subject to both civil liability and criminal penalties, as well as disciplinary action by the Company. The Company will hold you responsible for the conduct of your immediate family and any controlled entities. You should make them aware of the need to confer with you before they trade in Company securities and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account.

Company Sanctions.  Failure to comply with this Policy is also a violation of the Company’s Code of Business Conduct and Ethics. If you, your family members, anyone who lives in your household or your controlled entities violate this Policy, the Company may take disciplinary action against you, including ineligibility for future participation in the Company’s equity incentive plans, fines, suspension (without pay) or termination of employment for cause, or some combination of the foregoing, whether or not your failure to comply with this Policy results in a violation of law. A violation of this Policy is not necessarily the same as a violation of law. In some cases, this Policy is intended to be more restrictive than the law. The Company reserves the right to determine, in its own discretion and on the basis of the information available to it, whether this Policy has been violated. The Company is not required to await the filing or conclusion of a civil or criminal action against an alleged violator before taking disciplinary action.

Scope of Policy

Covered Persons.  This Policy applies to every director, officer, associate (including persons employed on a temporary or contract basis or through a staffing agency), and consultant of the Company and its subsidiaries (collectively, “Covered Persons”).  The Company may also determine that other persons should be subject to this Policy. The same restrictions that apply to you as a Covered Person apply to your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities). This also includes any legal entities that are influenced or controlled by you or other persons who have a relationship with you and are subject to this policy, such as any corporations, partnerships, or trusts.  Covered Persons are responsible for making sure that the purchase or sale of any security covered by this Policy by any such person complies with this Policy.

Covered Companies.  The restrictions contained in this Policy are not limited to trading in the Company’s securities.  They also include trading in the securities of other companies, such as clients or vendors of the Company and those with which the Company may be negotiating major transactions, such as an acquisition, investment or sale.  Information that is not material to the Company may nevertheless be material to one of those other companies.

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Covered Transactions.  Trading includes all purchases, sales, pledges and other transfers of any kind of any type of securities, including shares of common and preferred stock, bonds, debentures, options, warrants, convertible securities, puts, calls, stock appreciation rights or similar rights with exercise or conversion privileges or settlement payments or mechanisms at prices related to any class or series of capital stock, whether or not such instruments or rights shall be subject to settlement in the underlying class or series of stock or otherwise, in the open market or otherwise.

Exempt Transactions. The trading restrictions contained in this Policy do not apply to the exercise, by cash payment or the delivery of previously-owned Company shares, of a stock option acquired pursuant to the Company’s equity incentive plans; however, these restrictions do apply to the sale of shares received upon the exercise of an option and any broker-assisted cashless exercise of an option.

The restrictions contained in the Policy also do not apply to (i) the vesting or settlement of an equity award granted under a Company equity incentive plan (“Equity Award”), and (ii) an election to have the Company withhold shares to satisfy tax withholding requirements in connection with the vesting of an Equity Award,

The trading restrictions contained in this Policy do not apply to trading in Company securities if the trades occur pursuant to a pre-arranged trading plan that has been pre-cleared with the Legal Department. Rule 10b5-1(c), promulgated under the Exchange Act, provides a defense from insider trading liability for trades that occur pursuant to a pre-arranged trading plan that meets certain specified conditions. You must pre-clear any such trading plan with the Legal Department, and you must enter into the trading plan at a time when you are not aware of any material non-public information. As a condition to the approval of any such plan, the Legal Department may require the inclusion in the plan of any provisions deemed necessary or advisable to comply with the law and Company policy. Any changes to a trading plan must also be approved by the Legal Department before any further transactions can be effected pursuant to the plan. Clearance of a pre-approved trading plan by the Legal Department shall not be construed as a legal opinion or advice that the trading plan meets the requirements of Rule 10b5-1(c). You remain solely responsible for compliance with all securities laws and regulations.

Bona-fide gifts of securities are not transactions subject to this Policy; however, pre-clearance requirements may still apply to Designated Persons under the Supplemental Policy. Nevertheless, you may not gift Company securities while in possession of any material non-public information.

Statement of Policy

No Trading on the Basis of Inside Information.  You may not trade in the securities of the Company, directly or through family members or other persons or entities, if you are aware of material non-public information relating to the Company.  Similarly, you may not trade in the securities of any other company if you are aware of material non-public information about that company which you obtained in the course of your employment with the Company. If you are unsure whether the information you have is material or nonpublic, you should not trade any securities of the Company until you have sought the guidance of the Company’s Legal Department. You may not make information public so that you can purchase or sell securities of the Company. Non-public information may only be disclosed in accordance with applicable policies and procedures of the

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Company by authorized persons executing their professional responsibilities on behalf of the Company.

Designated Persons covered by the Supplemental Policy are subject to additional trading restrictions.

No Tipping. You may not pass material non-public information on to anyone, including spouses, children, friends or any other third party, or recommend to anyone the purchase or sale of any securities when you are aware of such information.  This restriction also applies to sharing such information with other Company personnel, other than those who need to know such information in order for the Company to properly and effectively carry out its business.  This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading.  If you do possess material non-public information, your family members may also be deemed to possess the information, which means that they could be liable for violations of the insider trading laws if they trade during the time you are prohibited from trading, even if they did not know the material non-public information at that time.

No Exception for Hardship.  Unlike certain other trading rules under the securities laws, there are no “safe harbor” periods during which persons in possession of material non-public information may trade in a company’s securities free from the prohibitions of the insider trading laws (or the Company’s securities trading policies). Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not exempt from the insider trading laws or this Policy because the insider trading laws do not recognize such mitigating circumstances. Even the appearance of an improper transaction  may tarnish the Company’s reputation for adhering to the highest standards of conduct.

Definition of Material Non-Public Information

Note that inside information has two important elements – materiality and public availability.

Material Information.  Information, positive or negative, is generally considered material if there is a substantial likelihood that a reasonable shareholder or investor would consider it important in deciding whether to buy, hold or sell a security.  Any information that, if announced, could reasonably be expected to affect the market price of the security is material. Examples of material information may include (but are not limited to) unannounced information relating to:

●	events regarding stock or other securities, such as calls of its securities for redemption, repurchase plans, stock splits, dividend increases or decreases, changes to the rights of securities holders, and public and private sales of additional securities;
●	earnings results and significant changes in previously announced earnings estimates;
●	significant expansion or curtailment of operations;
●	significant increase or decline in revenues or expenses;
●	mergers, acquisitions, divestitures, tender offers or joint ventures;
●	significant asset write-downs (or write-ups);

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●	significant increases in charge-offs, non-performing loans or criticized assets;
●	significant public or private borrowings or securities offerings;
●	severe financial liquidity problems;
●	changes in executive officers, the board of directors or control of a company;
●	threatened or pending significant litigation or governmental proceedings or investigations, or the resolution of such litigation, proceedings or investigations;
●	cyber security incidents that significantly compromise operations or result in a significant data breach;
●	a change in auditors or notification that the auditor’s reports may no longer be relied upon; and
●	purchases or sales of significant assets.

The above list is not exhaustive. Other types of information may be material depending upon all the circumstances. A good rule of thumb to follow is that if you are considering purchasing or selling securities of the Company (or some other company) because of some piece of information concerning a potential or pending, but unannounced event or development, it is likely to be “material.” Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.

Non-Public Information.  Non-public information is information that is not generally known or available to the public.  One common misconception is that material information loses its “non-public” status as soon as a press release is issued disclosing the information.  In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully.  As a general rule, information is considered non-public through the second full trading day after the information is released.  For example, if the Company announces financial earnings before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Thursday (assuming you are not aware of other material non-public information at that time).  However, if the Company announces earnings after trading begins on that Tuesday, the first time you can buy or sell Company securities is the opening of the market on Friday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

Additional Guidance

The Company considers it improper and inappropriate for those employed by or associated with the Company to engage in short-term or speculative transactions in the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of the insider trading laws, or otherwise undermine confidence in the Company’s securities. The Company believes that hedging, short selling and similar monetization transactions by a Covered Person can lead to a misalignment between the objectives of that individual and the objectives of the Company’s shareholders. Accordingly, your trading in Company securities is subject to the following additional guidance.

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Short-Selling/Hedging Policy.  Hedging or similar monetization transactions with respect to the Company’s securities that are designed or reasonably expected to hedge or offset any decrease in the market value of the Company’s securities can lead to a misalignment between the objectives of the individual making the transition and the objectives of the Company’s shareholders.  Accordingly, you may not engage in short sales of the Company’s securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery). You also may not engage in any form of hedging transactions with respect to the Company’s securities. Such hedging transactions include, but are not limited to, the use of prepaid variable forward contracts, equity swaps, collars and exchange funds that are intended to offset any decrease in the value of the Company’s securities. For the avoidance of doubt, any securities transaction that is designed or reasonably expected to hedge or offset any decrease in the market value of the Company’s securities falls within the scope of this policy.

Publicly Traded Options.  You may not engage in transactions in publicly traded options, such as puts, calls and other derivative securities, on an exchange or in any other organized market.

Standing and Limit Orders.  A standing or limit order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction, and the broker may execute the order when you are aware of material non-public information, resulting in unlawful insider trading. If a Covered Person determines that they must use a standing or limit order, the order should be limited to short duration and the Covered Person should seek guidance from the Legal Department before placing the order.

Margin Accounts and Pledges.  Securities held in a margin account or otherwise pledged or hypothecated may be sold without your consent, for example, if you fail to meet a margin call or default on a loan.  A margin or foreclosure sale that occurs when you are aware of material non-public information may, under some circumstances, result in unlawful insider trading. Because of this danger, you are prohibited from pledging or hypothecating Company securities or holding Company securities in a margin account (unless such margin account restricts the pledge of the Company securities). An exception to this prohibition may be granted where a person wishes to pledge Company securities as collateral for a loan or use a margin account and clearly demonstrates the financial capacity to repay any loan or satisfy any margin calls without the need to sell Company securities. Any person who wishes to pledge Company securities as collateral for a loan or open a margin account with Company securities must submit a request for approval to the Legal Department at least two weeks prior to the proposed execution of documents evidencing the proposed pledge or margin account. Regardless of any approval received from the Legal Department, you must ensure that pledged securities or securities held in a margin account on your behalf are not sold while you are in possession of material non-public information.

Designated Persons are subject to additional margin account and pledging restrictions as set forth in the Supplemental Policy.

Post-Termination Transactions

This Policy continues to apply to your transactions in Company securities even after you have terminated employment or other services to the Company or a subsidiary as follows: if you are aware of material non-public information when your employment or service relationship

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terminates, you may not trade in Company securities until that information has become public or is no longer material.

Unauthorized Disclosure

Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with securities laws.  You should treat all information you learn about the Company or its business plans in connection with your employment as confidential and proprietary to the Company.  Inadvertent disclosure of confidential or inside information may expose the Company and you to significant risk of investigation and litigation.

Confidential information may take many forms and includes non-public information concerning financial performance, operating results, business and marketing plans and strategies, management organization or changes, extraordinary corporate transactions, significant litigation or regulatory matters, and other matters relating to the conduct of the Company’s business and other activities. Confidential information may also originate from or otherwise relate to another company with which the Company has a relationship, such as the Company’s borrowers, depositors, other customers, business partners, potential transaction partners, suppliers and others. Additionally, the fact that a black out period has been designated in accordance with the Supplemental Policy is confidential.

The timing and nature of the Company’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company and its management. Accordingly, it is important that responses to inquiries about the Company by the press, investment analysts or others in the financial community be made on the Company’s behalf only through authorized individuals. In the event that you receive an inquiry from someone outside the Company for information, you should refer the inquiry to the Legal Department.

The Company is required under Regulation FD of the rules promulgated under the U.S. federal securities laws to avoid the selective disclosure of material non-public information. The Company’s Regulation FD Policy contains more information about the Company’s compliance efforts with respect to Regulation FD.

Notwithstanding the above, nothing in this Policy, any of the Company’s other policies, or any agreement should be interpreted as prohibiting you from: (1) reporting possible violations of federal law or regulations, including any securities laws violations, to any governmental agency or entity, including but not limited to the Department of Justice, the U.S. Securities & Exchange Commission, the U.S. Congress, or any agency Inspector General; (2) making any other disclosures that are protected under the whistleblower provisions of federal law or regulations; or (3) otherwise fully participating in any federal whistleblower programs.

Company Assistance

Your compliance with this Policy is of the utmost importance both for you and for the Company.  If you have any questions about this Policy or its application to any proposed transaction, you may obtain additional guidance from the Legal Department.  Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

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In all cases, you are individually responsible for adhering to this Policy, avoiding improper trading, and complying with the applicable laws of your jurisdiction. Any action on the part of the Company, members of the Legal Department or any other employee or director does not in any way constitute legal advice or insulate you from liability under applicable securities laws.

Legal Effect

This Policy, and the procedures that implement the Policy, are not intended to precisely align with the defined terms and legal prohibitions set forth in the laws applicable to insider trading and tipping which are highly complex, fact specific, and evolving. Some of the procedures are designed to prevent even the appearance of impropriety and in some respects are more restrictive than the securities laws. Therefore, this Policy and the procedures set forth herein are not intended to serve as a basis for establishing civil or criminal liability that would not otherwise exist.

Certification

All associates must certify their understanding of, and intent to comply with, this Policy shortly after joining the Company and on an annual basis thereafter. A copy of the certification that associates must acknowledge is enclosed with this Policy. Annual certification will be completed as part of the Company’s annual training processes. Directors, executive officers and certain associates and consultants who are Designated Persons and subject to the Supplemental Policy should sign the certification attached to the Supplemental Policy instead of the one enclosed with this Policy.

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INSIDER TRADING AND INFORMATION POLICY

CERTIFICATION

I have received and read a copy of the National Bank Holdings Corporation Insider Trading and Information Policy (the “Policy”). I hereby agree to comply with the specific requirements of the Policy in all respects during my employment or other service relationship with National Bank Holdings Corporation. I understand that my failure to comply in all respects with the Policy is a basis for sanctions up to and including termination of my employment or other service relationship with National Bank Holdings Corporation or any of its subsidiaries.

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